September 23, 2011

Attn:  Martin James
Senior Assistant Chief Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, DC  20549

RE:           Applied Minerals, Inc. File No. 000-31380
Response to SEC Comment Letter dated September 9, 2011

Dear Mr. James:

On behalf of Applied Minerals, Inc. (the “Company”), I am writing in response to your comment letter dated September 9, 2011, as referenced above.  The Company expects to submit its responses to the comments raised in the letter referenced above no later than Monday, October 3, 2011.  The Company plans to file its amended Form 10-K for the period ended December 31, 2010 and its Forms 10-Q for the periods ended March 31 and June 30, 2011 no later than Friday, October 7, 2011.  Adequately addressing the comments raised in the letter referenced above has required us to consult with our auditors and legal counsel and is the reason for the delay in our response.  We appreciate your understanding regarding this matter.

Sincerely,

/s/ Christopher T. Carney

Christopher T. Carney
Interim Chief Financial Officer
(917) 210-4077